[LETTERHEAD OF IN MEDIA CORPORATION]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington DC 20549
Attn: Jessica Dickerson

June 23, 2011

REF: COMMENTS LETTER DATED APRIL 29, 2011 ON IN MEDIA CORPORATION FORM 10-K
     DECEMBER 31, 2010

Dear Ms Dickerson,

Following my telephone call and voice mail this morning I formally apply for a ten day extension through July 13, 2011. Due to other prior engagements by our limited staff, and holidays linked to July 4 week, we feel we need the additional time to adequately address your comments.


Sincerely,


/s/ Simon Westbrook
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Simon Westbrook
Chief Financial Officer